# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WEAVE COMMUNICATIONS, INC., CIK 0001609151
CUSIP: 94724R108
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1331 W POWELL WAY, LEHI, Utah (UT), 84043
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-020857
Filed by CIK 0001639299

## Reporting persons
- Pelion Ventures VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,620,112; sole dispositive power 0; shared dispositive power 2,620,112; aggregate amount beneficially owned 2,620,112 (3.5% of the class)
- Pelion Ventures VI-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 179,153; sole dispositive power 0; shared dispositive power 179,153; aggregate amount beneficially owned 179,153 (0.2% of the class)
- Pelion Venture Partners VI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,799,265; sole dispositive power 0; shared dispositive power 2,799,265; aggregate amount beneficially owned 2,799,265 (3.7% of the class)
- Pelion Ventures VII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 530,529; sole dispositive power 0; shared dispositive power 530,529; aggregate amount beneficially owned 530,529 (0.7% of the class)
- Pelion Ventures VII-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109,323; sole dispositive power 0; shared dispositive power 109,323; aggregate amount beneficially owned 109,323 (0.1% of the class)
- Pelion Ventures VII-Entrepreneurs Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 59,592; sole dispositive power 0; shared dispositive power 59,592; aggregate amount beneficially owned 59,592 (0.1% of the class)
- Pelion Venture Partners VII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 699,444; sole dispositive power 0; shared dispositive power 699,444; aggregate amount beneficially owned 699,444 (0.9% of the class)
- Blake G Modersitzki: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 111,097; shared voting power 3,498,709; sole dispositive power 111,097; shared dispositive power 3,498,709; aggregate amount beneficially owned 3,609,806 (4.8% of the class)

## Item 1. Issuer
Name of issuer: WEAVE COMMUNICATIONS, INC.
Address of issuer's principal executive offices: 1331 W POWELL WAY, LEHI, UT, 84043.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Pelion Ventures VI, L.P. ("Fund VI")
Pelion Ventures VI-A, L.P. ("Fund VI-A")
Pelion Venture Partners VI, L.L.C. ("GP VI")
Pelion Ventures VII L.P. ("Fund VII")
Pelion Ventures VII-A, L.P. ("Fund VII-A")
Pelion Ventures VII-Entrepreneurs Fund, L.P. ("Fund VII-E")
Pelion Venture Partners VII, L.L.C. ("GP VII")
Blake G. Modersitzki ("Modersitzki")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Pelion Venture Partners
14761 S. Future Way, Suite 500
Salt Lake City, UT 84020
Citizenship:
Fund VI Delaware
Fund VI-A Delaware
GP VI Delaware
Fund VII Delaware
Fund VII-A Delaware
Fund VII-E Delaware
GP VII Delaware
Modersitzki United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 2,620,112 shares of Common Stock held directly by Fund VI; (ii) 179,153 shares of Common Stock held directly by Fund VI-A; (iii) 530,529 shares of Common Stock held directly by Fund VII; (iv) 109,323 shares of Common Stock held directly by Fund VII-A; (v) 59,592 shares of Common Stock held directly by Fund VII-E; (vi) 91,714 shares of Common Stock held directly by Modersitzki; and (v) 19,383 shares of Common Stock issuable to Modersitzki upon vesting of restricted stock units within 60 days of March 31, 2025.

GP VI is the general partner of each of Fund VI and Fund VI-A and shares voting and investment authority over the shares held by each of Fund VI and Fund VI-A. GP VII is the general partner of each of Fund VII, Fund VII-A and Fund VII-E and shares voting and investment authority over the shares held by each of Fund VII, Fund VII-A and Fund VII-E. Modersitzki is the Managing Member of each of GP VI and GP VII and shares voting and investment authority over the shares held by each of Fund VI, Fund VI-A, Fund VII, Fund VII-A and Fund VII-E.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference. Such percentage is based upon the sum of (i) 74,900,258 shares of the Issuer's Common Stock outstanding as of March 24, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on April 8, 2025, and (ii) 19,383 shares of Common Stock issuable to Modersitzki upon vesting of restricted stock units within 60 days of March 31, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Pelion Ventures VI, L.P.: /s/ Blake G. Modersitzki, By Pelion Venture Partners VI, L.L.C., its General Partner, By Blake G. Modersitzki, Managing Member (05/12/2025)
- Pelion Ventures VI-A, L.P.: /s/ Blake G. Modersitzki, By Pelion Venture Partners VI, L.L.C., its General Partner, By Blake G. Modersitzki, Managing Member (05/12/2025)
- Pelion Venture Partners VI, L.L.C.: /s/ Blake G. Modersitzki, By Blake G. Modersitzki, Managing Member (05/12/2025)
- Pelion Ventures VII L.P.: /s/ Blake G. Modersitzki, By Pelion Venture Partners VII, L.L.C., its General Partner, By Blake G. Modersitzki, Managing Member (05/12/2025)
- Pelion Ventures VII-A, L.P.: /s/ Blake G. Modersitzki, By Pelion Venture Partners VII, L.L.C., its General Partner, By Blake G. Modersitzki, Managing Member (05/12/2025)
- Pelion Ventures VII-Entrepreneurs Fund, L.P.: /s/ Blake G. Modersitzki, By Pelion Venture Partners VII, L.L.C., its General Partner, By Blake G. Modersitzki, Managing Member (05/12/2025)
- Pelion Venture Partners VII, L.L.C.: /s/ Blake G. Modersitzki, By Blake G. Modersitzki, Managing Member (05/12/2025)
- Blake G Modersitzki: /s/ Blake G. Modersitzki, Blake G. Modersitzki (05/12/2025)